UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DIAMONDBACK ENERGY, INC.
(Exact name of registrant as specified in its charter)

DE	001-35700	45-4502447
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
500 West Texas Ave.
Suite 100
Midland, TX		79701
(Address of principal executive offices)		(Zip code)
Matt Zmigrosky
Executive Vice President, Chief Legal and Administrative Officer and Secretary
(432) 221-7400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 99.1 to this Form SD. In accordance with the instructions to the preparation of Form SD, Diamondback is relying on an accommodation under which a resource extraction issuer is permitted to exclude payment information related to acquired entities until the fiscal year immediately following the effective date of the acquisition.

Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit Number	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.
2.01 INS	XBRL Instance Document.
2.01 SCH	XBRL Taxonomy Extension Schema Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIAMONDBACK ENERGY, INC.

Date:	September 24, 2025
		By:	/s/ Teresa L. Dick
		Name:	Teresa L. Dick
		Title:	Executive Vice President, Chief Accounting Officer and Assistant Secretary